Exhibit 99.3

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

The following Management and Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s audited consolidated financial statements and related notes, for the second quarter ended June 30, 2007.   All dollar amounts are expressed in Canadian funds unless otherwise stated.  The annual consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles.  The effective date of this report is August 27, 2007.

Overview:

History and nature of Business:

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) is in the recycling business and under the trade name MultiCutTM, Poly-Pacific produces plastic media blast (PMB) from scrap plastic.   Poly-Pacific Technologies Ltd (“PPT”), a wholly owned subsidiary of the Company, is a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber Designed for the rapid removal of paints and coatings from sensitive surfaces, PMB may be used on aircrafts, automobiles, composites, and electronic components.  PMB is a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials.

Everwood Agricultural Products International Inc. (“Everwood”), a wholly owned subsidiary, recycles the spent media and disposed plastic containers into plastic lumber for the agricultural industry.  Due to continuing losses of Everwood, the Company discontinued Everwood operation as of December 31, 2006 to focus its efforts in developing the McAdoo Reclamation project announced during the period.

The Company is actively developing its business model to include reclamation of industrial polymer fibre throughout North American landfill sites and recently announced a joint venture agreement with Fando Holdings (Canada) Ltd. (“Fando”) where both companies will share equally in the revenues of nylon reclaimed from the McKendry landfill site located close the McAdoo Landfill project.     As stated by Mr. Randy Hayward, President of Poly-Pacific, on the news release dated August 6, 2007; this Joint Venture is a significant event for both Poly-Pacific and its shareholders. The income to Poly-Pacific combined with the benefit of gaining nylon reclamation experience will enable the Company to expedite future reclamation projects throughout North America.”

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

The consolidated financial statements for the second quarter ended June 30, 2007, include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”), Poly-Pacific Technologies Inc. (“PPT”), and PolyRan Reclamation Inc (“Poly-Ran”) a variable interest entity in which the Company is the primary beneficiary.   As discussed later on this report, at December 31, 2006, Everwood has been classified as a discontinued operation.  All inter-company transactions were eliminated on consolidation

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended June 30, 2007:

	First and Second quarters of the year ended December 31, 2007 and the Third and Fourth quarters for the year ended December 31, 2006				First and Second quarters of the year ended December 31, 2006 and the Third and Fourth quarters for the year ended December 31, 2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues from continuing operations ($)	65,450	246,380	260,037	297,831	389,667	508,742	353,316	447,938
Loss from continuing operations – ($)	(849,082)	(803,801)	(631,261)	(736,368)	(191,074)	(22,551)	(717,385)	(174,772)
Income (loss) from discontinuing operations – ($)	---	---	(204,896)	(53,046)	(78,604)	(52,679)	(40,519)	3,344
Basic and diluted earnings (loss) per share from continuing operations - ($)	(0.022)	(0.025)	(0.028)	(0.032)	(0.010)	(0.001)	(0.057)	(0.014)
Basic and diluted earnings (loss) per share – ($)	(0.022)	(0.026)	(0.036)	(0.034)	(0.017)	(0.004)	(0.060)	(0.014)

Results of Continuing Operations

Overall, the Company recorded a consolidated net loss of $1,669,679 ($0.025 per common share) for the six month period ended June 30, 2007 as compared with a consolidated net loss of $269,678 ($0.017 per common share) for the same period in 2006.  The large increase in the consolidated loss for 2007 as compared to 2006 was primarily attributable to the stock based compensation for the stock options issued during the quarter to directors, officer, and consultants of the Company and increase in professional fees.   There has also been a significant decrease in sales of plastic media due to declining US economy, increased competitive forces and decrease in sales of agricultural products in 2007 as compared to 2006.

Revenues and Direct Costs of continuing operations

Revenues for period ended June 30, 2007 were $311,830 as compared to $904,145 for the period ended June 30, 2006.    As described above, the significant decrease in revenue for period ended June 30, 2007 by $592,362 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.   In addition, due to decreased working capital and due to some legal disputes with certain transport and freight companies, the Company was not able to service some clients properly and thus losing potential revenues from these and other clients.    In addition, the Company closed its Everwood operations at December 31, 2006 and thus did not have any sales of Agricultural posts in 2007 as compared to the same period in 2006.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Gross margins for the second quarter June 30, 2007 was (22.3%) as compared to 64.5% for second quarter ended June 30, 2006.  The large decrease in gross margin is because a significant amount of Company’s inventory was written-off resulting in a large increase in the direct costs balance, thus decreasing the overall gross profit.  In the past, this inventory had been carried on the books at the cost of production and it was believed that there was an active market for this slow-moving or obsolete inventory; however, after a detailed re-evaluation of this inventory by the new management team and its potential sales market for such inventory, it was written down to a its net realizable value.    Management intends to assess the value of inventory on quarterly basis and may write-off additional inventory to its net realizable value, as warranted in the future.

Operating Expenses of the continued operations:

Overall, operating expenses were $875,214 for the second quarter June 30, 2007 compared to $262,278 for the second quarter period ended June 30, 2006.  The changes in operating expenses for the second quarter ended June 30, 2007 are attributed to the following:

General and administrative (G&A) expenses increased by $183,613 from $241,589 to $425,202 for the second quarter ended June 30, 2007.    This is increase is mainly attributable to payments to various consultants providing administration and management services, business development, and other services to the Company in 2007 as compared to the same period in 2006.

The stock based compensation expense of $52,987 relates to stock options issued in the first quarter to directors, officer, and consultants of the Company, which vested during the second quarter.  In 2006, there were no stock options issued or any stock options that vested during that period.

Occupancy costs decreased by $5,261 from $77,324 to $72,324 as the Company did not lease the Burnaby offices in 2007 as compared to the same period in 2006.

Professional fees increased by $125,202 from $67,873 to $193,075 as the Company incurred additional legal fees in relation to issuance of stock options, private placements, purchase of Polyran shares, and other corporate matters relating to acquisition of McAdoo Nylon Reclamation Project in Kingston, Ontario in 2007 as compared to the same period in 2006.     Professional fees also includes fees paid to engineering firm to provide engineering services and to perform due diligence on the McAdoo landfill project.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Amortization of property, plant and equipment decreased by $11,348 from $36,236 to $24,888.  There were no additions or disposals of any capital assets during the second quarter.

Management fees, paid to a corporation controlled by a former director, decreased to $nil for the second quarter ended June 30, 2007 from $29,300 in the second quarter ended June 30, 2006.   The former director resigned from the Company in August 2006 and no management fees were paid to him in 2007 as result of his resignation.

Interest expense increased by  $58,181 from $15,505 to $73,686 as the bank charged a non-repayment penalty of approximately $42,000 to the Company as it was not able to repay the bank loan at the end of the term.  The remainder of the increase is due to increase in borrowing cost (prime rate) in 2007 as compared to the same period in 2006.

Foreign exchange gain for second quarter ended June 30, 2007 was $54,965 as compared to a gain of 51,888 for the same period in 2006. The change is due to timing differences (difference in the amount recorded as compared to the amount paid and when the funds were transferred from one company to another) in the foreign exchange rate between the Canadian dollar and the US dollar.

Income taxes:

The Company had a $nil balance for current taxes due to losses for second quarter ended June 30, 2007.

Discontinued Operations:

At December 31, 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and to attain cost-efficient production, the Company decided to permanently cease its operations in St. Thomas, Ontario, in order to reduce costs and to focus its efforts in developing McAdoo Nylon Reclamation Project in Kingston, Ontario.

Results of discontinued operations:

The net loss for the discontinued operation was $nil as for the second quarter ended June 30, 2007

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Non-controlling interest of variable interest entity (“VIE”):

History of Polyran (“VIE”)

Polyran was incorporated under the laws of Alberta on September 11, 2006.  Polyran was founded with an intention to participate in a joint venture with Poly-Pacific which was pursuing a nylon reclamation project near Kingston, Ontario.  At the time of incorporation, the sole officer and director of Polyran was Mr. Randy Hayward who became the President of Poly-Pacific on October 10, 2006 and subsequently became a director of Poly-Pacific on February 16, 2007.  Due to a potential conflict of interest Mr. Hayward resigned as officer and director of Polyran on January 10, 2007, at which time, Mr. John Primrose assumed the duties of President and sole director; and Ms. Angela Cole assumed duties as Secretary-Treasurer.

Joint Venture Agreement

Further to the Company’s press release of May 1, 2007 whereby the Company signed an access agreement with the city of Kingston, Ontario the Company had a 100% interest in the “McAdoo Project”.  Polyran had raised $600,000 through share subscriptions proceeds which was advanced by Polyran to the Company in tranches from September 11, 2006 through April 30, 2007. These funds were used for the purposes of evaluation and due diligence with respect to the nylon deposit joint venture.  This was recorded in the Company’s balance sheet as a non-controlling interest of a variable interest entity.

To assist in the joint venture evaluation, management of Polyran sourced and retained experts in polymer reclamation, specialized cleaning and processing equipment, engineering expertise, and individuals with in-depth knowledge of the North American and Asian markets.  Polyran has earned a 30% financial interest in the McAdoo Project by providing financial and technical contributions to the Company.  As a result, a joint venture agreement was formalized on May 15, 2007 between the Company and Polyran.

On June 20, 2007, the Company purchased all of the issued and outstanding shares of Polyran Reclamation Inc, previously accounted as variable interest entity, (“Polyran”) pursuant to an exempt take over bid. In consideration for the shares of Polyran, the Company has issued an aggregate of 7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to the shareholders of Polyran. The acquisition of the Polyran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange.  With the acquisition of Polyran, the Company will now have a 100% interest in the McAdoo Project.

Change in Accounting Policy

Stock-based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payments, a revision to SFAS 123 “Accounting for Stock-Based Compensation”.  SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period.  Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Pursuant to the provisions of SFAS 123(R), the Company applied the modified-prospective transition method.  Under this method, the fair value provisions of SFAS 123(R) are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006.  Measurement and attribution of compensation costs for unvested awards at January 1, 2006, granted prior to the adoption of SFAS 123(R) are recognized based upon the provisions of SFAS 123(R).  The adoption of this policy did not have a material effect on the Company’s financial position and results of operations.

As a result of issuance of these stock options during the second quarter as described below in the Share Capital section of this report, the Company recognized $47,626 in stock-based compensation expense for the second quarter ended June 30, 2007

Contingencies

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant.  In the opinion of management, the ultimate resolution of any current lawsuits would not have a material effect on the financial position or results of operations of the Company.  As at the date of these consolidated financial statements, outstanding claims against the Company amount to $228,871, however, the likelihood of payment of these claims cannot be determined at this time and have not been accrued in the consolidated financial statements.

In addition, a subsidiary of the Company has a claim against it and a consent judgement has been entered into in the amount of $53,554.  This amount has been included in accounts payable and accrued liabilities of the discontinued operations.

Going Concern

The Company incurred a net loss of $1,970,479 for the year ended December 31, 2006, and $1,669,679 for the six months period ending June 30, 2007, with a total accumulated deficit of $5,701,213.  There is substantial doubt about the Company’s ability to continue as a going concern.  The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity.  Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations.  The outcome of this matter cannot be determined at this time.

Management is aware that it needs to increase revenues in order to cover its operating expenses and become profitable and has established business and marketing plans to achieve this objective.  Additional funding may be required to fully achieve meeting the targets set under the business and marketing plans.  Management is actively seeking new financing alternatives, either through debt or equity financing.

As described in the Share Capital section below and in the subsequent events note in the financial statements, subsequent to the quarter, the Company was able to secure additional financing through private placements for the Shares of the Company and of PolyRan Reclamation Inc, a variable interest entity.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Liquidity and Capital Resources

Working capital deficiency of continued operations as at June 30, 2007 was $64,173 as compared to working capital deficiency of $394,997 as at December 31, 2006.   This increase in the working capital deficiency is due to increase in cash and other receivables, and a decrease in accounts payable.

The Company’s cash position increased to Cash of $181,961 at June 30, 2007 from a bank indebtedness of $2,144 as at December 31, 2006 due to the issuance of common shares.  The Company used $1,233,207 to fund continuing operations and received cash of $1,415,168 from financing activities for the second quarter ended June 30, 2007.  During the second quarter, the Company did not use or receive any funds from investing activities.

Bank loan and Long-term debt

The loan agreement for the bank loan and long term debt (equipment loan) of one of Company’s subsidiary, Poly-Pacific Technologies Inc., specifies the Company must maintain an effective tangible net worth ratio, debt to effective tangible net worth ratio, current ratio and debt coverage ratio at certain levels.  As at June 30, 2007, the Company was not in compliance with these requirements.  Consequently, the bank has not renewed both of the bank loan and long term debt (equipment loan) and thus they have been classified as current liabilities.

The Company is working with the bank to repay some or all of the loan, either via sale of pledged assets or via a mutually agreeable structured repayment plan - To date, no formal agreement has been reached in regards to this.   As these loans were not renewed, the carry values of assets, in particular, the capital assets, may need to evaluated requiring a write-down to fair market value.  Management is not able to make this determination at this time and will assess this the third quarter.

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2007.  The Company has forecasted that any property and equipment expenditures incurred in 2007, based on future needs, will be funded from working capital and/or from operating or capital leases.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Transactions with related parties

During the second quarter, management fees of $nil as compared to $29,300 for 2006 were paid to a corporation under significant influence of one of the Company’s former directors.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

Common Shares and Warrants:

As at June 30, 2007, the numbers of issued common shares are 50,330,292 as compared to 25,237,740 as at December 31, 2006.  No preferred shares have been issued.

Summary of Common Shares Issued and Outstanding:

Balance, December 31, 2006

25,237,740

Issuance of Private Placements

      detailed above

  9,000,000

Exercise of warrants

  2,720,848

Exercise of Stock Options

  2,199,500

Acquisition of Polyran

  7,999,996

Settlement of outstanding debt

  3,172,208

Balance, June 30, 2007

50,330,292

First private placement:

On February 6, 2007, the Company issued 6,000,000 units at a price of $0.05 per Unit for net proceeds of $291,891 (“First private placement”).   Each Unit is comprised of one common share and one Common Share purchase warrant.   Each Warrant entitles the holder to purchase one additional Common Share at a price of $0.25 per Common Share for a period of two (2) years following the date of closing.   All Common Shares issued under the Private Placement and Common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on June 1, 2007.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Second private placement:

On May 25, 2007, the Company completed a non-brokered offering of 3,000,000 units at a price of $0.10 per Unit for net proceeds of $293,500 by way of a private placement (“Second private placement”). Each Unit comprises of one common share and one Common Share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at a price of $0.40 per Common Share for a period of two years following the date of closing.   All Common Shares issued under the Second private placement and common Shares issued upon exercise of the Warrants are subject to a restricted period and may not be traded for a four month period expiring on September 25, 2007.

Stock-Based Compensation Plan

a)

    Summary of the stock option transactions are as follows:

	Number of	Weighted Average
	Options	Exercise Price

Balance at December 31, 2006	2,580,700	0.10
Granted at $0.10	2,100,000	0.10
Granted at $0.18	1,400,000	0.18
Conversion to common shares	(2,199,500)	0.10
Cancelled	(467,200)	0.10

Balance at June 30, 2007	3,414,000	$0.10

During the period ended June 30, 2007, the Company granted stock options as follow:

i)

The Company granted 1,200,000 stock options to an officer of the Company and consultants on January 11, 2007, exercisable at $0.10.  The stock options to consultants expire on January 11, 2009, and the stock options to an officer of the Company expire on January 11, 2012.   1,000,000 stock options vest in 30 days and 200,000 to one consultant vest on the basis of 25% immediately upon grant, 25% in six months, 25% in twelve months, and the remaining 25% in eighteen months.

ii)

The Company granted 1,400,000 stock options to various consultants to the Company on February 1, 2007, exercisable at $0.18, which expires on February 1, 2009, exercisable at $0.10.    These options vest in 30 days.

iii)

The Company granted 800,000 stock options to directors and officer of the Company and 100,000 stock options to a consultant, on March 12, 2007, exercisable at $0.10, which expires on March 12, 2009, exercisable at $0.10.    These options vest in 30 days

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

b)  The following table summarizes information about stock options outstanding at June 30, 2007:

2006

Options Outstanding			Options Exercisable

		Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

234,000	$ 0.10	1.7	234,000	$ 0.10
800,000	0.10	1.7	800,000	0.10
1,400,000	0.18	1.5	1,400.000	0.18
880,000	0.10	1.6	980,000	0.10
100,000	0.10	0.6	---	0.10

Summary of Stock options expense for the Stock options issued in the first quarter:

i)   1,200,000 options to an officer and consultants

64,007

ii)   1,400,000 options to consultants

216,863

iii)   900,000 options to directors and officer

97,615

378,485

For the six months ended June 30, 2007, the Company recognized $ 445,972 (2006 - $nil) in stock-based compensation expense.   This balance includes $67,487, unrecognized stock based compensation expense for stock options issued in December 2006.    In addition, at June 30, 2007, the Company has $66,145 of unrecognized stock based compensation expense for the non-vested stock options.

Subsequent Events

On July 23, 2007, the Company announced today that the Company intends to grant 2,500,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Corporation.  The options will have an exercise price of $0.315, with vesting over an eighteen-month period and a five year term to expiry.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

On August 2, 2007, the Company announced completed a non-brokered offering of 4,803,130 units (“Units”) at a price of $0.18 per Unit for gross proceeds of $864,564 by a way of private placement.  Each Unit consists of one common share and one common share purchase warrant (a “Warrant”).  The Warrants are exercisable at a price of $0.30 per common share during the first year following the date of closing and at $0.40 per common share during the subsequent year.  The securities issued under this private placement are subject to a four-month hold period.  The Company paid Finder’s Fees of $59,333 to arm’s length parties in connection with the second closing of the placement.  The proceeds of this private placement will be used for general working capital purposes and to investigate other reclamation sites in North America and perform due diligence on other related technologies.

On August 2, 2007, the Company also announced its intention to complete a private placement of subordinate, unsecured, convertible debentures in the aggregate principal amount of $300,000 (the “Debentures”).  The Debentures will mature and be due and payable on the date that is six months from the closing date.  The principal amount of the Debentures will be convertible into units of the Company (the “Debenture Units”) at the conversion price of $0.31 per Debenture Unit, each Debenture Unit consisting of one common share of the Company and one common share purchase warrant (the “Debenture Warrants”), with each Debenture Warrant entitling the holder thereof to purchase one common share for a price of $0.35 per share until two years from the closing date.  The principal amount of the Debentures will bear interest at the rate of 15% per annum, calculated and paid on the maturity date.

The Debentures and any securities issued upon the conversion of the Debentures will be subject to a four month hold period.  The Company intends to use the proceeds from the Debentures to perform due diligence on the McAdoo Landfill site granted under the access agreement and for general working capital.  The private placement of the Debenture is subject to the approval of the TSX Venture Exchange.

Financial Instruments

A substantial portion of the Company's revenues are derived in currencies other than Canadian dollars.  This results in financial risk due to fluctuations in the value of the Canadian dollar relative to those foreign currencies.  For the most part, this exposure is reduced to the extent that the company incurs operating expenses in currencies other than Canadian dollars.  The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary.  Fluctuations in payments made for the Company's products and in repayments of advances to the subsidiary could cause unanticipated fluctuations in the Company's operating results.

Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable.

The Company has investment policies that require placement of term deposits in financial institutions evaluated as highly credit worthy.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Concentration of credit risk with respect to accounts receivable is limited due to the Company's credit evaluation process, the large number of customers comprising the Company's customer base and their dispersion among many different industries in North America.

In the normal course of business, the company evaluates the financial condition of its customers on a continuing basis and reviews the credit worthiness of all new customers.  The Company has its customers insured and as a result this reduces the specific customer risks.

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument.  These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the Company consist mainly of cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, debentures, bank loan and long-term debt.  As at June 30, 2007, there are no significant differences between the carrying amounts of these items and their estimated fair values.

The accounts receivable, accounts payable, long-term debt, bank loan balances to be received and paid in foreign currency are subject to foreign exchange risk.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk and the Company’s bank loan and long-term debt is subject to interest rate cash flow risk.

Disclosure Controls and Procedures Update

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to its management as appropriate to allow timely decisions regarding disclosure. The Company’s Acting Chief Executive Officer and Acting Chief Financial Officer have concluded, based on their evaluation as of the date of this Management’s Discussion and Analysis that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company.   It should be noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Internal Controls over Financial Reporting

The Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

Further, because the Company is a registrant under US securities legislation, the Acting Chief Executive Officer and Acting Chief Financial Officer of the Company are responsible for assessing the effectiveness of the internal controls over financial reporting or causing them to be assessed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian and United States generally accepted accounting principles.

There were no changes in the Company’s internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.   For additional detail on the Company’s assessment of internal controls over financial reporting, refer to the management’s discussion and analysis for the year-ended December 31, 2006.

It should be noted that while the Company’s Acting Chief Executive Officer and Acting Chief Financial Officer believe that internal control over financial reporting provides a reasonable level of assurance, they do not expect that the internal controls over financial reporting would prevent all errors and fraud.  A control system, no matter how well conceived or operated, can only provide reasonable assurance that the objectives of the control system are met.

POLY-PACIFIC INTERNATIONAL INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution.  If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the second quarter ended June 30, 2007 and for fiscal years 2006 and 2005.  There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except for historical information, “This Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company’s lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.